Docusign Envelope ID: B6F55A47-9711-46A8-9DA5-589AA618ED14

I, Daniel Waterman, certify that:

(1) the financial statements of Realworld.com LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Realworld.com LLC included in this Form reflects accurately the information we plan to report on the tax return for Realworld.com LLC. for the fiscal year ended December 31, 2023. Our tax return is not yet required to be filed.

Signed by:

Daniel Waterman

A83A4DDA75DA4E8...

Daniel Waterman

Manager

Date: 8/12/2024

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.